

Mail Stop 3561

October 16, 2009

By U.S. Mail and facsimile to (925) 930-6338

David S. Rector, Chief Executive Officer
Standard Drilling, Inc.
1640 Terrace Way
Walnut Creek, CA 94597

> **Re:** **Standard Drilling, Inc.**
> **Form 8-K Filed October 13, 2009**
> **File No. 000-51569**

Dear Mr. Rector:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   We note the disclosure that your financial statements for the years ended December 31, 2008 and 2007 could no longer be relied upon as a result of errors in your financial statements. Please expand your disclosure to include the quarterly periods that should no longer be relied on pursuant to Item 4.02(a) Form 8-K instructions.

2.   We note the disclosure that you make reference to Accounting Principles Board Opinion No. 20 (APB 20) with respect to your error corrections. APB 20 has been superseded by paragraphs 250-10-05-4 and 250-10-45-23 of the FASB

Accounting Standards Codification. Please revise your disclosure to remove the reference to APB 20 and replace it with the aforementioned existing accounting literature.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Mr. David S. Rector
Standard Drilling, Inc.
October 16, 2009
Page 3

You may contact Yolanda Guobadia at (202) 551-3562 if you have questions regarding comments on the filings and related matters. Please contact me at (202) 551-3688 with any other questions.

Sincerely,

Ryan C. Milne
Accounting Branch Chief